MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3RD Floor 1185 Avenue of the Americas New York, NY 10036

November 8, 2018

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Joseph Kempf, Senior Staff Accountant

Carlos Pacho, Senior Assistant Chief Accountant

Joshua Shainess, Attorney-Adviser

Celeste M. Murphy, Legal Branch Chief

Re: OneLife Technologies Corp.

Amendment No.1 to Form 10-KT

Filed October 26, 2018

File No. 000-55910

Dear Ms. Murphy:

OneLife Technologies Corp. (the “Company” or “OLMM”) would like to respond to your recent letter addressed to Robert Wagner, President of the Company, dated November 5, 2018 (the “SEC Letter”).  We have concurrently filed an Amendment No. 3 to the Form 10-KT (the “10-KT/A”) in response to the SEC Letter.  This response letter, along with the 10-KT/A, addresses the comments in the SEC Letter. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 2 to Form 10-KT

Strategy for Growth, page 11

1. We note your response to comment 2 and your disclosure that should the acquisition of Yinuo not take place, it will have no effect on the company's financial statements or product offerings. However, on page 17 you also disclose that the planned acquisition is important to the success of the company, that the company will benefit from the planned acquisition through Yinuo's employees, and that Yinuo will become the company's distribution channel of newly emerging products to the Chinese market. Accordingly, please revise to address the impact to the company should the acquisition not close.2

We have revised the disclosure in the 10-KT/A to state that we are unsure of the impact to the Company, should the acquisition not close. We have also added disclosure regarding the variables related to such an acquisition.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo

Matthew McMurdo, Esq.

cc:Robert Wagner, President

OneLife Technologies Corp.

Matthew McMurdo, Esq.

NEW YORK